April 17, 2015 VIA EDGAR Division of Corporation Finance United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628	26th Floor, Two ifc 8 Century Boulevard Shanghai 200120 People’s Republic of China Tel: +86.21.6101.6000 Fax: +86.21.6101.6001 www.lw.com
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Re:	Baozun Inc.
Registration Statement on Form F-1

Dear Sirs / Madams:

On behalf of our client, Baozun Inc., a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-1 relating to the proposed initial public offering of American depositary shares representing the Company’s Class A ordinary shares.

Please note that wire transfers totaling US$24,000 in payment of the applicable filing fee for the proposed maximum aggregate offering price of US$200,000,000 have been made to the Securities and Exchange Commission.

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If you have any questions concerning this filing, please do not hesitate to contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com.

Respectfully submitted,

/s/ Karen M. Yan

Karen M. Yan

of LATHAM & WATKINS LLP